

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

January 15, 2010

Mr. Douglas Feirstein
Chief Executive Officer
Money4Gold Holdings, Inc.
200 E. Broward Blvd., Suite 1200
Ft. Lauderdale, FL 33301

> **Re:** **Money4Gold Holdings, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed December 24, 2009, as amended January 12, 2010**
> **File No. 000-50494**

Dear Mr. Feirstein:

We have completed our review of your preliminary information statement and have no further comments at this time.

Sincerely,

Larry Spirgel
Assistant Director